SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

          The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	HIGH INCOME MASTER PORTFOLIO LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

2711 Centerville Road, Suite 400
Wilmington, Delaware 19808

Telephone Number (including area code): 212-806-5400

Name and address of agent for service of process:

Stuart H. Coleman, Esq.
Janna Manes, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes /X/   No   /   /

SIGNATURE

          Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Dallas and State of Texas on the 23rd day of December, 2004.

HIGH INCOME MASTER PORTFOLIO LLC By: /s/ Mark Okada Name: Mark Okada Title: Authorized Signatory